CLIFFORD CHANCE US LLP

April 15, 2024

VIA EDGAR

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CNL Strategic Capital, LLC
Registration Statement on Form S-1
Correspondence Filed March 29, 2024
File No. 333-277103
Responses to Staff comment made by letter dated April 11, 2024

Dear Mr. Stickel and Ms. Block:

On behalf of our client, CNL Strategic Capital, LLC (the “Company”), set forth below is the response of the Company to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated April 11, 2024 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (File No. 333-277103) (the “Registration Statement”), which was filed on February 15, 2024, and the correspondence of the Company filed on March 29, 2024. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the prospectus.

The Company will amend the Registration Statement at a later date to reflect the proposed changes noted herein.

Correspondence filed March 29, 2024

Prospectus Summary

Will there be a liquidity event for shareholders, page 13

1.	We note your response to prior comment 1. Please disclose the possibility that a liquidity event can occur shortly after the offering. In that regard, please also add some clarifying language to indicate that the liquidity event can occur at anytime, on or before November 1, 2027.

In response to the Staff's comment, the Company proposes to revise the disclosure under the section captioned “Prospectus Summary—Q: Will there be a liquidity event for shareholders?” on page 13 of the prospectus and the related disclosure on pages 19, 156 and 175 of the prospectus as set forth below:

CLIFFORD CHANCE US LLP

Mr. John Stickel, Esq.

Ms. Susan Block, Esq.

United States Securities and Exchange Commission

April 15, 2024

“Our board of directors intends to contemplate a liquidity event for our shareholders on or before November 1, 2027 (which is within six years from the date we terminated our initial public offering); however, our board of directors is under no obligation to pursue or complete any particular liquidity event during this timeframe or otherwise. A liquidity event could happen at any time, either before the completion of this offering or any time thereafter.”

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	CNL Strategic Capital, LLC
Chirag J. Bhavsar
Tracey Bracco
Bradley Yochum

Clifford Chance US LLP
Jay L. Bernstein
Tae Ho Cho